As filed with the Securities and Exchange Commission on November ___, 2006	Registration No. 333-__________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HEALTH SCIENCES GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	91-2709221 (I.R.S. Employer Identification Number)	2833 (Primary Standard Industrial Classification Code Number)

Howard Hughes Center
6080 Center Dr., 6th Floor
Los Angeles, California 90045
(310) 242-6700
(Address of Principal Executive Offices and Zip Code)

Stuart Gold
Chief Executive Officer
Howard Hughes Center
6080 Center Dr., 6th Floor
Los Angeles, California 90045
(310) 242-6700
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

HEALTH SCIENCES GROUP, INC.
2006 STOCK OPTION, DEFERRED STOCK
AND RESTRICTED STOCK PLAN
(Full Title of the Plans)

Copies to

Leib Orlanski, Esq.
Kirkpatrick, Lockhart, Nicholas & Graham LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA  90067
Telephone (310) 552-5000
Facsimile (310) 552-5001

Approximate date of proposed sales pursuant to the plan: From time to time after the effective date of this Registration Statement.

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, $0.001 par value	12,600,000	$0.04	$ 504,000	$53.93
(1)   Plus such additional number of shares as may hereafter become issuable pursuant to the 2006 Stock Option, Deferred Stock and Restricted Stock Plan of Health Sciences Group, Inc. (the “Plan”) in the event of a stock dividend, split-up of shares, recapitalization or other similar transaction without receipt of consideration which results in an increase in the number of shares outstanding.
(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h), based on the average pf tje bod amd ask price of the Common Stock in the Over-the-Counter Bulletin Board on November 8, 2006.

TABLE OF CONTENTS

PART I
INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS		3
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
	ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE	3
	ITEM 4. DESCRIPTION OF SECURITIES	3
	ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL	6
	ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS	6
	ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED	6
	ITEM 8. EXHIBITS	6
	ITEM 9. UNDERTAKINGS	7

SIGNATURES		7
EXHIBIT INDEX		8
	Exhibit 4.1
	Exhibit 4.2
	Exhibit 4.3
	Exhibit 5.1
	Exhibit 23.1
	Exhibit 23.2
	Exhibit 23.3

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document(s) containing the information specified in this Part 1 will be sent or given to employees as specified by Rule 428(b)(1).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The documents listed in paragraphs (a) through (c) below are incorporated by reference in this registration statement filed with the Securities and Exchange Commission (“Commission”):

(a)	Our Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the Commission on April 17, 2006; and
(b)	Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006 filed with the Commission on May 22, 2006 and August 21, 2006, respectively; and
(c)	Our Current Reports filed with the Commission on Forms 8-K or Form 8-K/A, as applicable, filed January 25, 2006, February 22, 2006, May 18, 2006, June 29, 2006 and October 16, 2006.

In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered hereby have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. In no event, however, will any information that the Company discloses under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that the Company may from time to time furnish to the Commission be incorporated by reference into, or otherwise become a part of, this Registration Statement.

Item 4.    Description of Securities.

We are authorized to issue 80,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.  The following description of our capital stock does not purport to be complete and is governed by and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

We do not intend to pay cash dividends on our common stock in the foreseeable future. To the extent we have earnings in the future, we intend to reinvest such earnings in our business operations.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that is not traded on a national securities exchange or the NASDAQ Stock Market and that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. A security of an issuer, generally, that has net tangible assets in excess of $2 million or $5 million, respectively, depending upon whether the issuer has been continuously operating for less or more than three years, or “average revenue” of at least $6 million for the last three years, would also be excluded from the definition of “penny stock.” As long as we do not meet these financial requirements and our common stock is trading at less than $5.00 per share on the OTC Bulletin Board, our common stock is governed by rules that impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase, resulting in restrictions on the marketability of our common stock. Additionally, the Securities and Exchange Commission’s penny stock rules include various disclosure requirements that may restrict the ability of broker-dealers to sell our common stock and may affect the ability of our common stockholders to sell their shares in the secondary market.

Preferred Stock

Under our certificate of incorporation, our Board of Directors has the authority to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, privileges, preferences, powers and designations of the preferred stock, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any vote or action of our stockholders.

The holders of the Series A preferred stock are entitled to receive dividends at an annual rate of 8% payable in cash or, at the Company’s sole discretion, in registered shares of common stock of the Company at the end of each calendar quarter and on the third anniversary date, and otherwise when, as and if declared by the Board of Directors at the same rate as to which any dividend is declared and paid on shares of common stock. No dividends shall be declared or paid on any shares of common stock unless an equal or greater dividend is paid on the Series A preferred stock in the same year.

In the event of any liquidation, dissolution or winding up of the Company, or merger or sale of substantially all the assets of the Company, the holders of the Series A preferred stock are entitled to receive in preference to the holders of common stock an amount per-share equal to the purchase price (estimated to be $0.85 per share) plus any accrued but unpaid dividends. After the Series A preferred stock liquidation preference has been paid, the Series A preferred stock will participate with the common stock on an as-converted basis with respect to assets remaining and legally available for distribution.

Holders of the Series A preferred stock have the right to convert their shares into fully paid and non-assessable shares of common stock at the purchase price, subject to adjustment in certain events (the “Conversion Price”), at any time prior to the third anniversary of their respective date of issuance.

The Series A preferred stock is automatically converted into common stock at the conversion price upon (i) the third anniversary; or (ii) if, after two years from the Closing Date of the Series A preferred stock offering, the common stock trades at a closing bid price of $4.00 or more for twenty (20) consecutive days.

Holders of the Series A preferred stock will have the right to vote on an as-converted basis with the holders of the common stock, together as a single class. Holders of the Series A preferred stock are entitled to vote separately on (i) any alteration of the rights of the Series A preferred stock; (ii) any change in the authorized number of shares of the Series A preferred stock; (iii) the redemption or repurchase of shares of the Series A preferred stock; or (iv) the proposed issuance of any shares with a liquidation preference senior to the Series A preferred stock.

We retain the right to issue future classes of preferred stock with a liquidation preference pari-passu with the Series A preferred stock.

The holders of Series A preferred stock have the right to participate on a pro rata basis in future private offerings of our securities, subject to customary exceptions.

The Conversion Price of the Series A preferred stock and the exercise price of the warrants issued in connection with the Units will be reduced to the price at which new equity securities are issued in the future, if such price is below the Purchase Price per Unit, subject to certain exceptions with adjustments.

We are obligated to file a Registration Statement for resale of a the shares of common stock underlying the Series A preferred stock, the warrants, and warrants issued to Spencer Trask designees; and b) shares issuable for dividend payments should issuance of dividends in common stock be elected by us. We are subject to financial penalties if we do not adhere to our registration obligations. This prospectus includes such shares.

The holders of Series A preferred stock are entitled to elect one director to our Board of Directors.

Our Board of Directors has also authorized and designated a class of preferred stock called Series B preferred stock. Each share of Series B preferred stock is convertible into 29,412 shares of common stock, subject to certain adjustments. The total number of Series B preferred stock authorized is 130. The holders of Series B preferred stock are entitled to receive dividends at the rate of six percent (6%) per annum, payable at the option of the Company in cash or in shares of common stock. So long as any shares of Series B preferred stock are outstanding, the Company may not declare or pay any dividends on the common stock, unless at the time of such dividend the Company shall have paid all accrued and unpaid dividends on the outstanding shares of Series B preferred stock (or on any stock ranking junior to the Series B preferred stock.) In the event of a dissolution or liquidation of the Company, all accrued and unpaid dividends are payable.

The Series B preferred stock has certain protective provisions so that so long as any shares of Series B preferred stock remain outstanding, the Company may not, without the vote of 3/4ths of the shares of Series B preferred stock outstanding at that time, amend its charter provisions pertaining to the Series B preferred stock so as to adversely affect any rights of the Series B preferred stock, redeem or pay dividends on shares of common stock, amend the Articles of Incorporation or Bylaws so as to affect adversely the Series B preferred stock, effect any distribution with respect to shares junior to the Series B preferred stock, reclassify the Company’s outstanding securities other than a stock split, voluntarily file for bankruptcy or liquidate or change the nature of the Company’s business.

Except with respect to transactions upon which the Series B preferred stock is entitled to vote separately as a class pursuant to the foregoing and, except as otherwise required by Delaware law, the Series B preferred stock has no voting rights. The common stock into which the Series B preferred stock is convertible has the same voting rights as the other issued and outstanding common stock of the Company.

In the event of the liquidation, dissolution or winding up of the Company, Series B preferred stock is entitled to receive in preference to the common stock and to any other shares that are junior to the Series B preferred stock, an amount equal to $25,000 per share of the Series B preferred stock plus any accrued and unpaid dividends. A consolidation or merger of the Company or the sale of substantially all of its assets under circumstances where more than fifty percent (50%) of the voting shares of the Company is disposed or conveyed is not deemed to be a liquidation. In the event of a merger of the Company with or into another corporation, the Series B preferred stock will maintain its relative powers and preferences.

The Series B preferred stock is automatically convertible into common stock on the earlier of (A) the date which is three (3) years following the issuance date of the Series B preferred stock and (B) the first date that is at least one hundred eighty (180) days following the effective date of the registration statement providing for the resale of the shares of common stock issuable upon conversion of the Series B preferred stock, that the closing bid price of the common stock exceeds $2.125 for a period of fifteen (15) consecutive trading days and, provided further, that the registration statement, which the Company is required to file with the Securities and Exchange Commission, is effective and has been effective for a period of sixty (60) consecutive calendar days and the average daily trading volume of the common stock for the ten (10) trading days is equal to or greater than 150,000 shares per day. Until the mandatory conversion date, the conversion price is subject to adjustment in the event that the Company should issue shares of common stock at a price lower than $0.85 per share and subject to adjustments for stock splits and similar transactions.

In addition to the other rights of the Series B preferred stock outlined above, upon the occurrence of certain major transactions, each holder of Series B preferred stock has the right, at such holder’s option, to require the Company to redeem all or a portion of such holder’s shares at a price per share equal to one hundred percent (100%) of the liquidation preference amount plus any accrued but unpaid dividends and liquidated damages. The Company may pay the redemption price in cash or shares of common stock.

In addition, upon the occurrence of a triggering event, each holder of Series B preferred stock has the right to require the Company to redeem all or a portion of such holder’s shares of Series B preferred stock at a price equal to one hundred twenty percent (120%) of the liquidation preference amount plus any accrued but unpaid dividends and liquidated damages. The Company has the right in certain circumstances to pay the redemption price in cash or shares of common stock.

A major transaction is defined as the merger of the Company, a sale of more than fifty percent (50%) of the Company’s assets or a tender or exchange offer made to the holders of more than fifty percent (50%) of the outstanding shares of common stock.

A triggering event is defined as lapses for any reason of the effectiveness of the registration statement which the Company is required to file with respect to the common stock underlying the Series B preferred stock or, if the registration statement is unavailable to the holders of the Series B preferred stock, for sale of the shares of common stock underlying the preferred stock, if such lapse or unavailability continues for a period of twenty (20) consecutive trading days, the suspension from listing of the Company’s stock, the Company’s notice of its inability to comply with a conversion request, or the Company breaches any representation or warranty, covenant or other term or condition pertaining to the Series B preferred stock.

The shares of common stock underlying the Series B preferred stock are subject to demand registration rights and certain piggy-back rights which if not met subject the Company to certain penalty payments comparable to those pertaining to the registration rights applicable to the Series A preferred shares.

We have also issued 3,166 shares of Series C convertible preferred stock, convertible into 2,878,188 shares of common stock at a conversion price of $1.10 per share. The Series C convertible preferred stock bears a dividend of 8% per annum and has substantially the same rights, characteristics, penalties, demand registration rights and other features as the Series B convertible preferred stock.

Item 5.    Interests of Named Experts and Counsel.

Not applicable.

Item 6.    Indemnification of Directors and Officers.

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).  Our Certificate of Incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders.  This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.  In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.  The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our Bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law.  Our Bylaws further provide that our Board of Directors has sole discretion to indemnify our officers and other employees.  We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so.  We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our Bylaws or otherwise.  We are not, however, required to advance any expenses in connection with any proceeding if a determination is reasonably and promptly made by our Board of Directors by a majority vote of a quorum of disinterested Board members that (a) the party seeking an advance acted in bad faith or deliberately breached his or her duty to us or our stockholders and (b) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the applicable sections of our Bylaws.

We also have directors’ and officers’ liability insurance.

Item 7.    Exemption from Registration Claimed.

Not applicable.

Item 8.    Exhibits.

No.	Description
4.1	Health Sciences Group, Inc. 2006 Stock Option, Deferred Stock and Restricted Stock Plan
4.2	Heath Sciences Group, Inc., form of Stock Purchase Agreement under the 2006 Stock Option, Deferred Stock and Restricted Stock Plan
4.3	Health Sciences Group, Inc., form of Stock Option Agreement under the 2006 Stock Option, Deferred Stock and Restricted Stock Plan
5.1	Opinion and consent of Kirkpatrick & Lockhart Nicholas Graham, LLP re: the legality of the shares being registered
23.1	Consent of Kirkpatrick & Lockhart Nicholas Graham, LLP (included in Exhibit 5.1)
23.2	Consent of Corbin and Company, LLP, independent registered public accounting firm
23.3	Consent of Stonefield Josephson, Inc, independent registered public accounting firm

Item 9. Undertakings.

The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Health Sciences Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Los Angeles, California on the 14th day of November, 2006.

Health Sciences Group, Inc.

By:	/s/ Stuart Gold

Stuart Gold Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the issuer in the capacities and on the dates indicated.

November 14, 2006	By:	/s/ Fred E. Tannous
Fred E. Tannous
Chief Financial Officer, Principal Financial and Accounting Officer, and Director

November 14, 2006	By:	/s/ Bill Glaser
Bill Glaser, Director

November 14, 2006	By:	/s/ William T. Walker, Jr.
William T. Walker, Jr., Director

November 14, 2006	By:	/s/ Merrill A. McPeak
Merrill A. McPeak, Director

EXHIBITS INDEX

No.	Description
4.1	Health Sciences Group, Inc. 2006 Stock Option, Deferred Stock and Restricted Stock Plan
4.2	Heath Sciences Group, Inc., form of Stock Purchase Agreement under the 2006 Stock Option, Deferred Stock and Restricted Stock Plan
4.3	Health Sciences Group, Inc., form of Stock Option Agreement under the 2006 Stock Option, Deferred Stock and Restricted Stock Plan
5.1	Opinion and consent of Kirkpatrick & Lockhart Nicholas Graham, LLP re: the legality of the shares being registered
23.1	Consent of Kirkpatrick & Lockhart Nicholas Graham, LLP (included in Exhibit 5.1)
23.2	Consent of Corbin and Company, LLP, independent registered public accounting firm
23.3	Consent of Stonefield Josephson, Inc, independent registered public accounting firm